UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                    FORM 11-K

              [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended DECEMBER 31, 1998

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        Commission file number 333-67303

                              AMERISAVE 401(K) PLAN
                            (Full title of the plan)

                                 AMERIPATH, INC.
          (Name of issuer of the securities held pursuant to the plan)

                                  JAMES C. NEW
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 AMERIPATH, INC.
                           7289 GARDEN ROAD, SUITE 200
                          RIVIERA BEACH, FLORIDA 33404
                    (Address of principal executive offices)
                                   (Zip Code)

                              JOSEPH I. EMAS, ESQ.
                            STEEL HECTOR & DAVIS LLP
                          200 SOUTH BISCAYNE BOULEVARD
                                   SUITE 4000
                            MIAMI, FLORIDA 33131-2398
                                 (305) 577-7000

AMERISAVE
401(K) PLAN
INDEX

--------------------------------------------------------------------------------

                                                                            Page

Financial Statements:

   Report of Independent Accountants                                           1

   Statement of Net Assets Available for Benefits,
     with Fund Information                                                   2-7

   Statement of Changes in Net Assets Available for Benefits,
     with Fund Information                                                  8-11

   Notes to Financial Statements                                           12-18

Supplemental Schedules:

   Schedule  I - Schedule of Assets Held for Investment Purposes           19-20

   Schedule II - Schedule of Reportable Transactions                       21-23

             Report of Independent Accountants

To the Participants and Administrator
of the AmeriSave 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AmeriSave 401(k) Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. These supplemental schedules and Fund Information are the responsibility of the Plan's management. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the historical cost of certain plan assets. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/S/ PricewaterhouseCoopers LLP

June 14, 1999

AMERISAVE
401(K) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

------------------------------------------------------------------------------------------------------------------------------------

                                                                      December 31, 1998

                                                                       FUND INFORMATION
                                                                       ----------------
                                              Charter
                                               Large
                               Charter        Company
                             Guaranteed        Stock
                               Income          Index         Lifetime20     Lifetime30      Lifetime40     Lifetime50    Lifetime60
                                Fund            Fund            Fund           Fund            Fund           Fund          Fund
Assets

Investments, at fair value
  CIGNA Charter Guaranteed
    Income Fund              $ 10,061,032
  CIGNA Charter Large
    Company Stock
     Index Fund                              $ 3,050,266
  CIGNA Lifetime20 Fund                                     $  260,027
  CIGNA Lifetime30 Fund                                                    $  304,288
  CIGNA Lifetime40 Fund                                                                    $  349,401
  CIGNA Lifetime50 Fund                                                                                   $  959,661
  CIGNA Lifetime60 Fund                                                                                                  $   57,823
Cash equivalents                      113

                             ------------    -----------    ----------     ----------      ----------     ----------     ----------
Net assets available
  for benefits               $ 10,061,145    $ 3,050,266    $  260,027     $  304,288      $  349,401     $  959,661     $   57,823
                             ============    ===========    ==========     ==========      ==========     ==========     ==========

   The accompanying notes are an integral part of these financial statements.

AMERISAVE
401(K) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION                                                    (CONTINUED)

------------------------------------------------------------------------------------------------------------------------------------
                                                                   December 31, 1998

                                                                   FUND INFORMATION
                                                                   ----------------

                                   Fidelity
                                    Advisor
                                    Growth                        Janus                    Ameripath,    Participant
                                  Oportunities  PBHG Growth     Worldwide     Templeton   Inc. Common       Notes
                                     Fund           Fund           Fund     Foreign Fund     Stock        Receivable      Total
Assets

Investments, at fair value
    CIGNA Charter Guaranteed
      Income Fund                                                                                                       $10,061,032
    CIGNA Charter Large
      Company Stock
        Index Fund                                                                                                        3,050,266
    CIGNA Lifetime20 Fund                                                                                                   260,027
    CIGNA Lifetime30 Fund                                                                                                   304,288
    CIGNA Lifetime40 Fund                                                                                                   349,401
    CIGNA Lifetime50 Fund                                                                                                   959,661
    CIGNA Lifetime60 Fund                                                                                                    57,823
    CIGNA Fidelity Advisor
      Growth Opportunities Fund    $ 2,001,104                                                                            2,001,104
    CIGNA PBHG Growth Fund                       $ 1,381,717                                                              1,381,717
    CIGNA Janus Worldwide Fund                                  $ 1,611,387                                               1,611,387
    CIGNA Templeton Foreign Fund                                               $  771,363                                   771,363
    Ameripath, Inc. Common Stock                                                            $  554,708                      554,708
Participant notes receivable                                                                               $  500,492       500,492
Cash equivalents                                                                                                                113
                                   -----------   -----------    -----------    ----------   ----------     ----------   -----------
Net assets available for benefits  $ 2,001,104   $ 1,381,717    $ 1,611,387    $  771,363   $  554,708     $  500,492   $21,863,382
                                   ===========   ===========    ===========    ==========   ==========     ==========   ===========

   The accompanying notes are an integral part of these financial statements.

AMERISAVE
401(K) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

-----------------------------------------------------------------------------------------------------------------------------------
                                                                  December 31, 1997

                                                                  FUND INFORMATION
                                                                  ----------------

                                           Charter
                                            Large                                                                        Fidelity
                              Charter      Company                                                                        Advisor
                            Guaranteed      Stock                                                                         Growth
                              Income        Index     Lifetime20  Lifetime30  Lifetime40    Lifetime50    Lifetime60   Opportunities
                               Fund         Fund         Fund        Fund        Fund          Fund          Fund          Fund

Assets
Investments, at fair value
 CIGNA Charter Guaranteed
   Income Fund               $605,095
 CIGNA Charter
   Large Company Stock
     Index Fund                           $429,290
 CIGNA Lifetime20 Fund                                 $105,727
 CIGNA Lifetime30 Fund                                              $117,685
 CIGNA Lifetime40 Fund                                                         $ 77,924
 CIGNA Lifetime50 Fund                                                                        $131,280
 CIGNA Lifetime60 Fund                                                                                        $8,774
 CIGNA Fidelity Advisor
   Growth Opportunities Fund                                                                                              $573,455
                             --------     --------     --------     --------   --------       --------        ------      --------
Net assets available
  for benefits               $605,095     $429,290     $105,727     $117,685   $ 77,924       $131,280        $8,774      $573,455
                             ========     ========     ========     ========   ========       ========        ======      ========


   The accompanying notes are an integral part of these financial statements.

AMERISAVE
401(K) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION                                                   (CONTINUED)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                        December 31, 1997

                                                                         FUND INFORMATION
                                                                         ----------------

                                                                                                               VKAC         VKAC
                                         PBHG        Janus    Templeton      VKAC         VKAC       VKAC     Emerging    Corporate
                                        Growth     Worldwide   Foreign      Harbor      Comstock     Pace      Growth       Bond
                                         Fund        Fund       Fund         Fund         Fund       Fund       Fund        Fund
Assets

Investments, at fair value
   CIGNA PBHG Growth Fund            $   390,313
   CIGNA Janus Worldwide Fund                    $   279,954
   CIGNA Templeton Foreign Fund                              $   195,678
   VKAC Harbor Fund                                                      $      9,539
   VKAC Comstock Fund                                                                 $    19,552
   VKAC Pace Fund                                                                                  $  25,498
   VKAC Emerging Growth Fund                                                                                 $  620,342
   VKAC Corporate Bond Fund                                                                                               $   9,870
                                     ----------- ----------- ----------- ------------ -----------  --------- ----------   ---------
Net assets available for benefits    $   390,313 $   279,954 $   195,678 $      9,539 $    19,552  $  25,498 $  620,342   $   9,870
                                     =========== =========== =========== ============ ===========  ========= ==========   =========

   The accompanying notes are an integral part of these financial statements.

AMERISAVE
401(K) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION                                                   (CONTINUED)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                December 31, 1997

                                                                                FUND INFORMATION
                                                                                ----------------

                                               VKAC
                                               High                   VKAC         VKAC         VKAC       VKAC
                                              Income       VKAC       U.S.       Global       Global      Real               VKAC
                                             Corporate  Government Government  Government     Managed    Estate    VKAC      U.S.
                                               Bond     Securities  Trust for  Securities     Assets   Securities Utility Government
                                               Fund        Fund      Income       Fund         Fund       Fund     Fund      Fund

Assets

Investments, at fair value
   VKAC High Income Corporate Bond Fund    $    12,841
   VKAC Government Securities Fund                     $    16,755
   VKAC U.S. Government Trust for Income                           $        6
   VKAC Global Government Securities Fund                                     $     22,505
   VKAC Global Managed Assets Fund                                                         $    31,061
   VKAC Real Estate Securities Fund                                                                    $  4,292
   VKAC Utility Fund                                                                                              $ 1,499
   VKAC U.S. Government Fund                                                                                               $  1,382
                                           ----------- ----------- ---------- ------------ ----------- --------   -------  --------
Net assets available for benefits          $    12,841 $    16,755 $        6 $     22,505 $    31,061 $  4,292   $ 1,499  $  1,382
                                           =========== =========== ========== ============ =========== ========   =======  ========

   The accompanying notes are an integral part of these financial statements.

AMERISAVE
401(K) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION                                                   (CONTINUED)

----------------------------------------------------------------------------------------------------------------------------------
                                                                                December 31, 1997

                                                                                FUND INFORMATION
                                                                                ----------------

                                                                                            VKAC
                                                                                           Morgan
                                                           VKAC                     VKAC  Stanley
                                              VKAC      Growth and     VKAC        Equity  Global               Participant
                                            Enterprise    Income      Reserve      Income  Equity     Limited     Notes
                                               Fund        Fund        Fund         Fund    Fund    Partnership  Receivable   Total
Assets

Investments, at fair value
   CIGNA Charter Guaranteed Income Fund                                                                                  $  605,095
   CIGNA Charter Large Company Stock
     Index Fund                                                                                                             429,290
   CIGNA Lifetime20 Fund                                                                                                    105,727
   CIGNA Lifetime30 Fund                                                                                                    117,685
   CIGNA Lifetime40 Fund                                                                                                     77,924
   CIGNA Lifetime50 Fund                                                                                                    131,280
   CIGNA Lifetime60 Fund                                                                                                      8,774
   CIGNA Fidelity Advisor Growth
     Opportunities Fund                                                                                                     573,455
   CIGNA PBHG Growth Fund                                                                                                   390,313
   CIGNA Janus Worldwide Fund                                                                                               279,954
   CIGNA Templeton Foreign Fund                                                                                             195,678
   VKAC Harbor Fund                                                                                                           9,539
   VKAC Comstock Fund                                                                                                        19,552
   VKAC Pace Fund                                                                                                            25,498
   VKAC Emerging Growth Fund                                                                                                620,342
   VKAC Corporate Bond Fund                                                                                                   9,870
   VKAC High Income Corporate Bond Fund                                                                                      12,841
   VKAC Government Securities Fund                                                                                           16,755
   VKAC U.S. Government Trust for Income                                                                                          6
   VKAC Global Government Securities Fund                                                                                    22,505
   VKAC Global Managed Assets Fund                                                                                           31,061
   VKAC Real Estate Securities Fund                                                                                           4,292
   VKAC Utility Fund                                                                                                          1,499
   VKAC U.S. Government Fund                                                                                                  1,382
   Van Kampen Enterprise Fund              $   140,830                                                                      140,830
   Van Kampen Growth and Income Fund                   $   239,091                                                          239,091
   Van Kampen Reserve Fund                                          $ 183,390                                               183,390
   Van Kampen Equity Income Fund                                              $ 33,915                                       33,915
   Morgan Stanley Global Equity Fund                                                     $ 46,483                            46,483
   Limited Partnerships                                                                           $  68,096                  68,096
Participant notes receivable                                                                                 $ 135,204      135,204
                                           ----------- -----------  --------- --------   -------- ---------  ---------   ----------
Net assets available for benefits          $   140,830 $   239,091  $ 183,390 $ 33,915   $ 46,483 $  68,096  $ 135,204   $4,537,326
                                           =========== ===========  ========= ========   ======== =========  =========   ==========

   The accompanying notes are an integral part of these financial statements.

AMERISAVE
401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

---------------------------------------------------------------------------------------------------------------------
                                                                                     Year Ended December 31, 1998

                                                                                           FUND INFORMATION
                                                                                           ----------------

                                                                  Charter
                                                                   Large
                                                  Charter         Company
                                                 Guaranteed        Stock
                                                   Income          Index        Lifetime20     Lifetime30      Lifetime40
                                                    Fund            Fund           Fund           Fund            Fund

Additions to net assets attributed to:
    Investment income
      Interest                                   $   516,332
      Net appreciation in fair
          value of investments                                   $   416,155     $   23,568      $   27,298     $   28,577
                                                -------------   -------------  -------------  --------------  -------------
                                                     516,332         416,155         23,568          27,298         28,577
                                                -------------   -------------  -------------  --------------  -------------
    Contributions
      Employer                                        40,480          74,336         13,785          19,032         21,385
      Employee                                       634,704         579,951         87,029         139,620        154,155
                                                -------------   -------------  -------------  --------------  -------------
                                                     675,184         654,287        100,814         158,652        175,540
                                                -------------   -------------  -------------  --------------  -------------
Total additions                                    1,191,516       1,070,442        124,382         185,950        204,117

Deductions from net assets attributed to:
    Benefit payments                                 486,611          53,764          7,522           2,849          4,917
    Transaction charge                                 1,476             682            664             437            470
                                                -------------   -------------  -------------  --------------  -------------
Total deductions                                     488,087          54,446          8,186           3,286          5,387
Change in forfeiture reserve, net                        261
                                                -------------   -------------  -------------  --------------  -------------
Net increase (decrease) prior to interfund
transfers                                            703,690       1,015,996        116,196         182,664        198,730
Interfund transfers, net                          (5,564,688)      1,604,980         38,104           3,939         72,747
                                                -------------   -------------  -------------  --------------  -------------
Transfer of assets due to plan merger             14,317,048
Net increase                                       9,456,050       2,620,976        154,300         186,603        271,477
Net assets available for benefits at
beginning of year                                    605,095         429,290        105,727         117,685         77,924
                                                -------------   -------------  -------------  --------------  -------------
Net assets available for benefits at end of year $10,061,145    $  3,050,266    $   260,027     $   304,288    $   349,401
                                                =============   =============  =============  ==============  =============



                                                                                 Fidelity
                                                                                 Advisor
                                                                                  Growth
                                                 Lifetime50      Lifetime60    Opportunities
                                                    Fund            Fund           Fund

Additions to net assets attributed to:
    Investment income
      Interest
      Net appreciation in fair
          value of investments                    $   72,749      $    5,326    $   274,659
                                                -------------   -------------  -------------
                                                      72,749           5,326        274,659
                                                -------------   -------------  -------------
    Contributions
      Employer                                        14,234           3,952         57,376
      Employee                                       112,698          28,075        429,646
                                                -------------   -------------  -------------
                                                     126,932          32,027        487,022
                                                -------------   -------------  -------------
Total additions                                      199,681          37,353        761,681

Deductions from net assets attributed to:
    Benefit payments                                 207,065             969         85,043
    Transaction charge                                   440              99            425
                                                -------------   -------------  -------------
Total deductions                                     207,505           1,068         85,468
Change in forfeiture reserve, net
                                                -------------   -------------  -------------
Net increase (decrease) prior to interfund
transfers                                             (7,824)         36,285        676,213
Interfund transfers, net                             836,205          12,764        751,436
                                                -------------   -------------  -------------
Transfer of assets due to plan merger
Net increase                                         828,381          49,049      1,427,649
Net assets available for benefits at
beginning of year                                    131,280           8,774        573,455
                                                -------------   -------------  -------------
Net assets available for benefits at end of year $   959,661      $   57,823     $2,001,104
                                                =============   ============   =============

   The accompanying notes are an integral part of these financial statements.

AMERISAVE
401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION                                         (CONTINUED)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                     Year Ended December 31, 1998

                                                                                           FUND INFORMATION
                                                                                           ----------------



                                                                   Janus        Templeton      Ameripath,
                                                PBHG Growth      Worldwide       Foreign      Inc. Common
                                                    Fund           Fund            Fund          Stock
Additions to net assets attributed to:
    Investment income
      Dividends
      Net appreciation (depreciation) in fair
          value of investments                   $   106,306     $   211,657    $   (9,857)    $   279,714
                                                -------------  --------------  -------------  -------------
                                                     106,306         211,657        (9,857)        279,714
                                                -------------  --------------  -------------  -------------
    Contributions
      Employer                                        33,895          58,503         12,928            372
      Employee                                       231,255         424,364         98,019            839
                                                -------------  --------------  -------------  -------------
                                                     265,150         482,867        110,947          1,211
                                                -------------  --------------  -------------  -------------
Total additions                                      371,456         694,524        101,090        280,925

Deductions from net assets attributed to:
    Benefit payments                                  43,200          17,374         49,395
    Transaction charge                                   268             542             73          5,100
    Liquidation of Van Kampen Funds
                                                -------------  --------------  -------------  -------------
Total deductions                                      43,468          17,916         49,468          5,100
                                                -------------  --------------  -------------  -------------
Net increase (decrease) prior to interfund
transfers                                            327,988         676,608         51,622        275,825
Interfund transfers, net                             663,416         654,825        524,063        278,883
                                                -------------  --------------  -------------  -------------
Net increase (decrease)                              991,404       1,331,433        575,685        554,708
Net assets available for benefits at
beginning of year                                    390,313         279,954        195,678              -
                                                -------------  --------------  -------------  -------------
Net assets available for benefits at end of year $ 1,381,717    $  1,611,387    $   771,363    $   554,708
                                                =============  ==============  =============  =============

                                                                                                  VKAC
                                                    VKAC           VKAC           VKAC          Emerging
                                                   Harbor        Comstock         Pace           Growth
                                                    Fund           Fund           Fund            Fund
Additions to net assets attributed to:
    Investment income
      Dividends                                    $     185      $     963                      $     235
      Net appreciation (depreciation) in fair
          value of investments                           627          1,551      $    3,690         99,279
                                                -------------  -------------  --------------  -------------
                                                         812          2,514           3,690         99,514
                                                -------------  -------------  --------------  -------------
    Contributions
      Employer
      Employee
                                                -------------  -------------  --------------  -------------

                                                -------------  -------------  --------------  -------------
Total additions                                          812          2,514           3,690         99,514

Deductions from net assets attributed to:
    Benefit payments
    Transaction charge                                                                                 289
    Liquidation of Van Kampen Funds                   10,351         22,314          29,188        747,781
                                                -------------  -------------  --------------  -------------
Total deductions                                      10,351         22,314          29,188        748,070
                                                -------------  -------------  --------------  -------------
Net increase (decrease) prior to interfund
transfers                                            (9,539)       (19,800)        (25,498)      (648,556)
Interfund transfers, net                                                248                         28,214
                                                -------------  -------------  --------------  -------------
Net increase (decrease)                              (9,539)       (19,552)        (25,498)      (620,342)
Net assets available for benefits at
beginning of year                                      9,539         19,552          25,498        620,342
                                                -------------  -------------  --------------  -------------
Net assets available for benefits at end of year    $      -       $      -        $      -       $      -
                                                =============  =============  ==============  =============

   The accompanying notes are an integral part of these financial statements.

AMERISAVE
401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION                                         (CONTINUED)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                     Year Ended December 31, 1998

                                                                                           FUND INFORMATION
                                                                                           ----------------

                                                                   VKAC
                                                                   High                           VKAC
                                                    VKAC          Income           VKAC           U.S.
                                                 Corporate       Corporate      Government     Government
                                                    Bond           Bond         Securities     Trust for
                                                    Fund           Fund            Fund          Income

Additions to net assets attributed to:
    Investment income
      Dividends                                    $     113       $     196      $     196
      Net appreciation (depreciation) in fair
          value of investments                            70             395             25
                                                -------------  --------------  -------------  -------------
                                                         183             591            221
                                                -------------  --------------  -------------  -------------
    Contributions
      Employer
      Employee
                                                -------------  --------------  -------------  -------------

                                                -------------  --------------  -------------  -------------
Total additions                                          183             591            221

Deductions from net assets attributed to:
    Benefit payments                                      57              99
    Liquidation of Van Kampen Funds                    9,996           8,026         10,109       $      6
                                                -------------  --------------  -------------  -------------
Total deductions                                      10,053           8,125         10,109              6
                                                -------------  --------------  -------------  -------------
Net (decrease) prior to interfund transfers          (9,870)         (7,534)        (9,888)            (6)
Interfund transfers, net                                             (5,307)        (6,867)
                                                -------------  --------------  -------------  -------------
Net (decrease)                                       (9,870)        (12,841)       (16,755)            (6)
Net assets available for benefits at
beginning of year                                      9,870          12,841         16,755              6
                                                -------------  --------------  -------------  -------------
Net assets available for benefits at end of year    $      -        $      -       $      -       $      -
                                                =============  ==============  =============  =============


                                                   VKAC           VKAC           VKAC
                                                  Global         Global          Real
                                                Government      Managed         Estate           VKAC
                                                Securities       Assets       Securities       Utility
                                                   Fund           Fund           Fund            Fund

Additions to net assets attributed to:
    Investment income
      Dividends                                   $     246      $     465       $      98      $      11
      Net appreciation (depreciation) in fair
          value of investments                          (9)          2,784           (147)            130
                                               -------------  -------------  --------------  -------------
                                                        237          3,249            (49)            141
                                               -------------  -------------  --------------  -------------
    Contributions
      Employer
      Employee
                                               -------------  -------------  --------------  -------------

                                               -------------  -------------  --------------  -------------
Total additions                                         237          3,249            (49)            141

Deductions from net assets attributed to:
    Benefit payments                                    114
    Liquidation of Van Kampen Funds                  22,782         34,338           4,243          1,640
                                               -------------  -------------  --------------  -------------
Total deductions                                     22,896         34,338           4,243          1,640
                                               -------------  -------------  --------------  -------------
Net (decrease) prior to interfund transfers        (22,659)       (31,089)         (4,292)        (1,499)
Interfund transfers, net                                154             28
                                               -------------  -------------  --------------  -------------
Net (decrease)                                     (22,505)       (31,061)         (4,292)        (1,499)
Net assets available for benefits at
beginning of year                                    22,505         31,061           4,292          1,499
                                               -------------  -------------  --------------  -------------
Net assets available for benefits at end of year   $      -       $      -        $      -       $      -
                                               =============  =============  ==============  =============

   The accompanying notes are an integral part of these financial statements.


AMERISAVE
401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION                                         (CONTINUED)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                            Year Ended December 31, 1998

                                                                                                   FUND INFORMATION
                                                                                                   ----------------


                                                                           VKAC
                                                  VKAC                     Growth                       VKAC
                                                  U.S.        VKAC          and           VKAC         Equity
                                               Government    Enterprise    Income        Reserve       Income
                                                  Fund        Fund          Fund          Fund          Fund
Additions to net assets attributed to:
    Investment income
      Interest
      Dividends                                   $     15    $   1,592      $    853     $   2,408      $    525
      Net appreciation in fair
          value of investments                           4       19,522        32,437                       3,152
                                               ------------  -----------   -----------   -----------   -----------
                                                        19       21,114        33,290         2,408         3,677
                                               ------------  -----------   -----------   -----------   -----------
    Contributions
      Employer
      Employee
                                               ------------  -----------   -----------   -----------   -----------

    Transfer from affiliated plan
                                               ------------  -----------   -----------   -----------   -----------
Total additions                                         19       21,114        33,290         2,408         3,677

Deductions from net assets attributed to:
    Benefit payments                                     8                                      778
    Transaction charge                                                              3
    Participant notes receivable terminated
      due to withdrawal of participant
    Liquidation of Van Kampen Funds                  1,429      162,332       280,097       221,980        37,760
                                               ------------  -----------   -----------   -----------   -----------
Total deductions                                     1,437      162,332       280,100       222,758        37,760
Change in forfeiture reserve, net
                                               ------------  -----------   -----------   -----------   -----------
Net (decrease) increase prior to interfund
transfers                                           (1,418)    (141,218)     (246,810)     (220,350)      (34,083)
Interfund transfers, net                                 36          388         7,719        36,960           168
                                               ------------  -----------   -----------   -----------   -----------
Transfer of assets due to plan merger
Net (decrease) increase                             (1,382)    (140,830)     (239,091)     (183,390)      (33,915)
Net assets available for benefits at
beginning of year                                     1,382      140,830       239,091       183,390        33,915
                                               ------------  -----------   -----------   -----------   -----------
Net assets available for benefits at end of year   $     -      $     -       $     -       $     -       $     -
                                               ============  ===========   ===========   ===========   ===========


                                                VKAC
                                               Morgan
                                               Stanley
                                               Global                    Participant
                                               Equity        Limited        Notes
                                                Fund       Partnership   Receivable       Total
Additions to net assets attributed to:
    Investment income
      Interest                                                             $  29,310    $  545,642
      Dividends                                                                              8,101
      Net appreciation in fair
          value of investments                 $   6,536    $  (7,217)                   1,598,980
                                             ------------  ------------  ------------  ------------
                                                   6,536       (7,217)        29,310     2,152,723
                                             ------------  ------------  ------------  ------------
    Contributions
      Employer                                                                             350,278
      Employee                                                                           2,920,355
                                             ------------  ------------  ------------  ------------
                                                                                         3,270,633
    Transfer from affiliated plan                                            252,600       252,600
                                             ------------  ------------  ------------  ------------
Total additions                                    6,536       (7,217)       281,910     5,675,956

Deductions from net assets attributed to:
    Benefit payments                                                                       959,765
    Transaction charge                                                                      10,968
    Participant notes receivable terminated
      due to withdrawal of participant                                         3,516         3,516
    Liquidation of Van Kampen Funds               51,518                      37,070     1,692,960
                                             ------------  ------------  ------------  ------------
Total deductions                                  51,518                      40,586     2,667,209
Change in forfeiture reserve, net                                                              261
                                             ------------  ------------  ------------  ------------
Net (decrease) increase prior to interfund
transfers                                        (44,982)       (7,217)       241,324    3,009,008
Interfund transfers, net                          (1,501)      (60,879)       123,964            -
                                             ------------  ------------  ------------  ------------
Transfer of assets due to plan merger                                                   14,317,048
Net (decrease) increase                          (46,483)      (68,096)       365,288   17,326,056
Net assets available for benefits at
beginning of year                                  46,483        68,096       135,204    4,537,326
                                             ------------  ------------  ------------  ------------
Net assets available for benefits at end
of year                                           $     -       $     -    $  500,492  $21,863,382
                                             ============  ============  ============  ============

   The accompanying notes are an integral part of these financial statements.

AMERISAVE
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

1.     DESCRIPTION OF PLAN

       The following description of the AmeriSave 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       GENERAL

       The Plan is a defined contribution plan established effective January 1, 1994 and most recently amended August 1, 1998. Employees of Ameripath, Inc. and its affiliates (collectively, the "Company") become eligible to participate on the first day of the next calendar quarter following the completion of six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       CONTRIBUTIONS

       Participants may contribute an amount equal to not less than 1 percent nor more than 15 percent of their compensation for the contribution period. The Company will make a matching contribution in an amount equal to $.25 for each $1.00 contributed by an employee, up to a maximum of $1,000. The Company may also make an additional discretionary matching contribution not to exceed 6 percent of the participants compensation.

       PARTICIPANT ACCOUNTS

       Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

       VESTING

       Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The balance of vesting in the participants' accounts is based on years of service. A participant becomes 20 percent vested after one year of service, 40 percent vested after two years of service, 60 percent vested after three years of service, 80 percent vested after four years of service and 100 percent vested after five years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant's account becomes 100 percent vested.

AMERISAVE
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

       INVESTMENT OPTIONS

       Upon enrollment in the Plan, a participant may currently direct contributions among any of the following investment options:

       * Charter Guaranteed Income Fund - Funds are invested in the CIGNA Charter Guaranteed Income Fund, which provides a guaranteed rate of return reset semiannually.

       * Charter Large Company Stock Index Fund - Funds are invested in the CIGNA Charter Large Company Stock Index Fund, which is a separate account which provides an investment portfolio designed to reflect the composition of the Standard & Poor's 500 Composite Stock Price Index.

       * Lifetime20 Fund - Funds are invested in five actively managed separate accounts including the CIGNA Fidelity Advisor Growth Opportunities Fund, CIGNA Warburg Pincus Advisor Emerging Growth Fund, CIGNA Warburg Pincus Advisor International Equity Fund, CIGNA Charter Actively Managed (Core) Fixed Income Fund, and the CIGNA Charter High Yield Bond Fund.

       * Lifetime30 Fund - Funds are invested in six actively managed separate accounts including the CIGNA Fidelity Advisor Growth Opportunities Fund, CIGNA Charter Growth & Income Fund, CIGNA Warburg Pincus Advisor Emerging Growth Fund, CIGNA Warburg Pincus Advisor International Equity Fund, CIGNA Charter Actively Managed (Core) Fixed Income Fund, and the CIGNA Charter High Yield Bond Fund.

       * Lifetime40 Fund - Funds are invested in seven actively managed separate accounts including the CIGNA Fidelity Advisor Growth Opportunities Fund, CIGNA Vanguard Growth & Income Fund, CIGNA Charter Growth & Income Fund, CIGNA Warburg Pincus Advisor Emerging Growth Fund, CIGNA Warburg Pincus Advisor International Equity Fund, CIGNA Charter Actively Managed (Core) Fixed Income Fund, and the CIGNA Charter High Yield Bond Fund.

       * Lifetime50 Fund - Funds are invested in seven actively managed separate accounts including the CIGNA Fidelity Advisor Growth Opportunities Fund, CIGNA Charter Growth & Income Fund, CIGNA Vanguard Growth & Income Fund, CIGNA Warburg Pincus Advisor Emerging Growth Fund, CIGNA Warburg Pincus Advisor International Equity Fund, CIGNA Charter Actively Managed (Core) Fixed Income Fund, and the CIGNA Charter High Yield Bond Fund.

       * Lifetime60 Fund - Funds are invested in five actively managed separate accounts including the CIGNA Charter Growth & Income Fund, CIGNA Vanguard Growth & Income Fund, CIGNA Warburg Pincus Advisor International Equity Fund, CIGNA Charter Short-Term Fixed Income Fund, and the CIGNA Charter Actively Managed (Core) Fixed Income Fund.

AMERISAVE
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

       * Fidelity Advisor Growth Opportunities Fund - Funds are invested solely in units of the CIGNA Fidelity Advisor Growth Opportunities Fund, which in turn invests solely in shares of the Fidelity Advisor Growth Opportunities Fund.

       * PBHG Growth Fund - Funds are invested solely in units of the CIGNA PBHG Growth Fund, which in turn invests solely in shares of the PBHG Growth Fund.

       * Janus Worldwide Fund - Funds are invested solely in units of the CIGNA Janus Worldwide Fund, which in turn invests solely in shares of the Janus Worldwide Fund.

       * Templeton Foreign Fund - Funds are invested solely in units of the CIGNA Templeton Foreign Fund, which in turn invests solely in shares of the Templeton Foreign Fund.

       * Ameripath, Inc. Common Stock - Funds are invested in shares of Ameripath, Inc. common stock.

       Participants may change their investment options at any time.

       PAYMENT OF BENEFITS

       On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, a distribution in the form of an annuity, or a combination of both. Distributions are subject to the applicable provisions of the Plan agreement.

       PARTICIPANT NOTES RECEIVABLE

       Participants may borrow up to the lesser of $50,000 or 50 percent of the vested portion of their account balance, subject to certain restrictions, in accordance with interest rates and collateral requirements established by the Company.

2.     SUMMARY OF ACCOUNTING POLICIES

       METHOD OF ACCOUNTING

       The Plan's financial statements are prepared on the accrual basis of accounting, and reflect management's estimates and assumptions, such as those regarding fair value, that affect the recorded amounts. Significant estimates used are discussed throughout the notes to financial statements.

AMERISAVE
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

       INVESTMENTS

       Investments in pooled separate accounts (CIGNA Charter Large Company Stock Index Fund, CIGNA Lifetime20 Fund, CIGNA Lifetime30 Fund, CIGNA Lifetime40 Fund, CIGNA Lifetime50 Fund, CIGNA Lifetime60 Fund, CIGNA Fidelity Advisor Growth Opportunities Fund, CIGNA PBHG Growth Fund, CIGNA Janus Worldwide Fund and CIGNA Templeton Foreign Fund) are recorded at fair value, as determined by the unit value as reported by the Connecticut General Life Insurance Company ("CG Life"). The investment in the CIGNA Charter Guaranteed Income Fund is non-fully benefit responsive and is recorded at fair value. Participant notes receivable are valued at cost which approximates fair value. The Ameripath Inc. common stock is valued at its quoted market price.

       Effective March 25, 1997, the following Van Kampen American Capital ("VKAC") mutual funds were deleted as investment options: VKAC Harbor Fund, VKAC Comstock Fund, VKAC Pace Fund, VKAC Emerging Growth Fund, VKAC Corporate Bond Fund, VKAC High Income Corporate Bond Fund, VKAC Government Securities Fund, VKAC U.S. Government Trust for Income, VKAC Global Government Securities Fund, VKAC Global Managed Assets Fund, VKAC Real Estate Securities Fund, VKAC Utility Fund, VKAC U.S. Government Fund, VKAC Enterprise Fund, VKAC Growth and Income Fund, VKAC Reserve Fund, VKAC Equity Income Fund and VKAC Morgan Stanley Global Equity Fund. Effective April 1, 1998, the assets held in trust at VKAC were transferred to CG Life and participants were eligible to allocate their account balances into the CIGNA investment options.

       CONTRIBUTIONS

       Employee contributions are recorded in the period during which the Company makes payroll deductions from the participants' earnings. Matching Company contributions are recorded in the same period.

AMERISAVE
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

       BENEFITS

       Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

3.     DEPOSIT WITH INSURANCE COMPANY

       The Plan participates in contracts with CG Life via an investment in the CIGNA Charter Guaranteed Income Fund. CG Life commingles the assets of the CIGNA Charter Guaranteed Income Fund with other assets. For the Plan's investment in the CIGNA Charter Guaranteed Income Fund, the Plan is credited with interest at the rate specified in the contract which ranged from 5.80% to 5.70% for the year ended December 31, 1998, net of asset charges. CG Life prospectively guaranteed the interest rates credited for the CIGNA Charter Guaranteed Income Fund for six months. As discussed in Note 2, the CIGNA Charter Guaranteed Income Fund is included in the financial statements at fair value which, principally because of the periodic rate reset process, approximates contract value.

4.     INVESTMENTS

       Investments that represent 5 percent or more of the Plan's net assets are separately identified below.

                                                        December 31,
                                                           1998

       CIGNA Charter Guaranteed Income Fund             $10,061,032
          interest rates, 5.70%
       CIGNA Charter Large Company Stock Index Fund       3,050,266
          units, 46,747
       CIGNA Fidelity Advisor Growth Opportunities Fund   2,001,104
          units, 25,708
       CIGNA PBHG Growth Fund                             1,381,717
          units, 54,100
       CIGNA Janus Worldwide Fund                         1,611,387
          units, 29,599

AMERISAVE
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


5.     PARTICIPANT NOTES RECEIVABLE

       Under the terms of the Plan, participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to/from the investment fund from/to Participant Notes Receivable. A loan is secured by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (7.00% to 10.00% for the year ended December 31, 1998).

6.     PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.     INCOME TAXES

       The Company has adopted a CG Life prototype plan which has been determined by the Internal Revenue Service to be in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has not yet filed for an individual determination letter. However, the Plan's administrator and Plan counsel believe that the Plan is designed and is currently being operated, in all material respects, in compliance with applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.     RECONCILIATION OF PLAN FINANCIAL STATEMENTS TO THE FORM 5500

       Certain balances included on lines 31 and 32 of the Annual Return/Report of Employee Benefit Plan (the "Form 5500") have been reclassified for purposes of presentation in these financial statements to provide additional disclosure.

9.    PLAN MERGERS

       Effective April 1, 1998, the assets held in a trust at VKAC for the American Laboratories 401(k) and Profit Sharing Plan were transferred to CG Life and participants were eligible to allocate their account balances into CIGNA investment options.

       Effective May 4, 1998, the Derrick & Associates Pathology, P.A. Cash or Deferred Profit Sharing Plan and Trust merged with the Plan and participants became eligible to participate in the Plan subject to the provisions of the Plan agreement.

AMERISAVE
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

10.  FORFEITURES

       The net change in forfeiture reserve represents the net change in the available forfeiture reserve balance from the prior year plus the current year forfeitures generated. Forfeitures result from nonvested benefit payments remaining in the Plan for all terminated employees. Upon reaching the break-in-service requirement, as defined in the Plan agreement, forfeitures generated are added to the forfeiture reserve balance. The forfeiture reserve of $7,216 at December 31, 1998 is included in the CIGNA Charter Guaranteed Income Fund and is available to offset contributions, which would be otherwise payable by the Company, in accordance with the Plan agreement.

AMERISAVE                                                                                                      SUPPLEMENTAL SCHEDULE
401(K) PLAN                                                                                                               SCHEDULE I
LINE 27A FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998

------------------------------------------------------------------------------------------------------------------------------------
                                                                   (c)
                           (b)                     Description of investment including                              (e)
              Identity of Issue, borrower,          maturity date, rate of interest,              (d)             Current
     (a)        lessor, or similar party            collateral, par or maturity value            Cost              value
            Connecticut General Life          CIGNA Charter Guaranteed Income Fund
      *     Insurance Company                 5.70%                                             $10,061,032       $10,061,032

            Connecticut General Life          CIGNA Charter Large Company Stock
      *     Insurance Company                 Index Fund
                                              $65.25/unit                                         2,661,869         3,050,266

            Connecticut General Life          CIGNA Lifetime20 Fund
      *     Insurance Company                 $19.37/unit                                           236,345           260,027

            Connecticut General Life          CIGNA Lifetime30 Fund
      *     Insurance Company                 $19.25/unit                                           275,787           304,288

            Connecticut General Life          CIGNA Lifetime40 Fund
      *     Insurance Company                 $18.67/unit                                           318,991           349,401

            Connecticut General Life          CIGNA Lifetime50 Fund
      *     Insurance Company                 $18.22/unit                                           892,444           959,661

            Connecticut General Life          CIGNA Lifetime60 Fund
      *     Insurance Company                 $16.66/unit                                            54,219            57,823

            Connecticut General Life          CIGNA Fidelity Advisor Growth
      *     Insurance Company                 Opportunities Fund
                                              $77.84/unit                                         1,710,699         2,001,104

            Connecticut General Life          CIGNA PBHG Growth Fund
      *     Insurance Company                 $25.54/unit                                         1,231,523         1,381,717


* Indicates an identified person known to be a party-in-interest to the Plan.

AMERISAVE                                                                                                      SUPPLEMENTAL SCHEDULE
401(K) PLAN                                                                                                               SCHEDULE I
LINE 27A FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998                                                                                                        (CONTINUED)

------------------------------------------------------------------------------------------------------------------------------------
                                                                  (c)

                           (b)                    Description of investment including                              (e)
              Identity of Issue, borrower,          maturity date, rate of interest,             (d)             Current
     (a)        lessor, or similar party           collateral, par or maturity value            Cost              value
            Connecticut General Life          CIGNA Janus Worldwide Fund
      *     Insurance Company                 $54.44/unit                                      $ 1,419,355       $ 1,611,387

            Connecticut General Life          CIGNA Templeton Foreign Fund
      *     Insurance Company                 $10.99/unit                                          781,731           771,363

            National Financial                Ameripath, Inc. Common Stock
      *     Services Corporation              $8.94/share                                          327,065           554,708

            Connecticut General Life          Cash Equivalents (CIGNA Charter
      *     Insurance Company                 Guaranteed Short-Term Account)                           113               113

      *     Participant Notes Receivable      7.00% - 10.00%                                       500,492           500,492

* Indicates an identified person known to be a party-in-interest to the Plan.

AMERISAVE                                                                                                      SUPPLEMENTAL SCHEDULE
401(K) PLAN                                                                                                              SCHEDULE II
LINE 27D FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTION
YEAR ENDED DECEMBER 31, 1998

------------------------------------------------------------------------------------------------------------------------------------
                             (b)
                       Description of
                            asset                                                                        (h)
                      (include interest                                         (f)                    Current
                            rate                                              Expense                   value
        (a)            and maturity in        (c)         (d)        (e)     incurred       (g)      of asset on     (i)
 Identity of party          case           Purchase     Selling     Lease      with       Cost of    transaction   Net gain
      involved           of a loan)          price       price      rental   transaction   asset         date     or (loss)
Connecticut General  Purchases into
Life Insurance       CIGNA Charter
Company              Guaranteed
                     Income Fund           $16,750,940        N/A        N/A       N/A  $ 16,750,940  $16,750,940          -

Connecticut General  Sales from CIGNA
Life Insurance       Charter Guaranteed
Company              Income Fund                   N/A $7,809,944        N/A       N/A     7,809,944    7,809,944          -

Connecticut General  Purchases into
Life Insurance       CIGNA Charter
Company              Large Company
                     Stock Index Fund        3,146,594        N/A        N/A       N/A     3,146,594    3,146,594          -

Connecticut General  Sales from CIGNA
Life Insurance       Charter Large
Company              Company Stock
                     Index Fund                    N/A    941,773        N/A       N/A       890,819      941,773    $50,954

Connecticut General  Purchases into
Life Insurance       CIGNA Lifetime20
Company              Fund                      195,685        N/A        N/A       N/A       195,685      195,685          -

Connecticut General  Sales from CIGNA
Life Insurance       Lifetime20 Fund               N/A     64,953        N/A       N/A        63,201       64,953      1,752
Company

Connecticut General  Purchases into
Life Insurance       CIGNA Lifetime40
Company              Fund                      257,264        N/A        N/A       N/A       257,264      257,264          -

Connecticut General  Sales from CIGNA
Life Insurance       Lifetime40 Fund               N/A     14,364        N/A       N/A        14,553       14,364      (189)
Company

Connecticut General  Purchases into
Life Insurance       CIGNA Lifetime50
Company              Fund                      983,193        N/A        N/A       N/A       983,193      983,193          -

Connecticut General  Sales from CIGNA
Life Insurance       Lifetime50 Fund               N/A    227,561        N/A       N/A       219,006      227,561      8,555
Company

AMERISAVE                                                                                                      SUPPLEMENTAL SCHEDULE
401(K) PLAN                                                                                                              SCHEDULE II
LINE 27D FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTION
YEAR ENDED DECEMBER 31, 1998                                                                                             (CONTINUED)

------------------------------------------------------------------------------------------------------------------------------------
                             (b)                                                                         (h)
                     Description of asset                                       (f)                    Current
                      (include interest                                       Expense                   value
        (a)                  rate             (c)         (d)        (e)     incurred       (g)      of asset on     (i)
 Identity of party   and maturity in case   Purchase    Selling     Lease      with       Cost of    transaction   Net gain
      involved            of a loan)         price       price      rental   transaction   asset        date     or (loss)
Connecticut General  Purchases into
Life Insurance       CIGNA Fidelity
Company              Advisor Growth
                     Opportunities Fund    $ 1,467,644        N/A        N/A       N/A   $ 1,467,644  $ 1,467,644          -

Connecticut General  Sales from CIGNA
Life Insurance       Fidelity Advisor
Company              Growth
                     Opportunities Fund            N/A  $ 314,654        N/A       N/A       294,300      314,654  $  20,354

Connecticut General  Purchases into
Life Insurance       CIGNA PBHG Growth
Company              Fund                    1,505,291        N/A        N/A       N/A     1,505,291    1,505,291          -

Connecticut General  Sales from CIGNA
Life Insurance       PBHG Growth
Company              Fund                          N/A    620,193        N/A       N/A       673,271      620,193   (53,078)

Connecticut General  Purchases into
Life Insurance       CIGNA Janus
Company              Worldwide
                     Fund                    1,523,075        N/A        N/A       N/A     1,523,075    1,523,075          -

Connecticut General  Sales from CIGNA
Life Insurance       Janus Worldwide
Company              Fund                          N/A    403,299        N/A       N/A       385,568      403,299     17,731

Connecticut General  Purchases into
Life Insurance       CIGNA Templeton
Company              Foreign
                     Fund                      703,460        N/A        N/A       N/A       703,460      703,460          -

Connecticut General  Sales from CIGNA
Life Insurance       Templeton Foreign
Company              Fund                          N/A    117,918        N/A       N/A       120,730      117,918      2,812

National Financial   Purchases into
Services Corporation Ameripath, Inc.
                     Common Stock              387,468        N/A        N/A       N/A       387,468      387,468          -

National Financial   Sales from
Services Corporation Ameripath, Inc.
                     Common Stock                  N/A    112,474        N/A       N/A        59,948      112,474     52,526

AMERISAVE                                                                                                      SUPPLEMENTAL SCHEDULE
401(K) PLAN                                                                                                              SCHEDULE II
LINE 27D FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTION
YEAR ENDED DECEMBER 31, 1998                                                                                             (CONTINUED)

------------------------------------------------------------------------------------------------------------------------------------
                            (b)
                        Description of
                            asset                                                                         (h)
                      (include interest                                          (f)                    Current
                             rate                                              Expense                   value
         (a)           and maturity in       (c)         (d)         (e)      incurred       (g)      of asset on    (i)
  Identity of party          case         Purchase     Selling      Lease       with       Cost of    transaction  Net gain
      involved            of a loan)        price       price      rental    transaction    asset        date     or (loss)
Van Kampen            Purchases into
American Capital      VKAC Emerging
Trust Company         Growth Fund          $  31,420         N/A         N/A         N/A            *   $  31,420          *

Van Kampen            Sales from
American Capital      VKAC Emerging
Trust Company         Growth Fund                N/A   $ 751,276         N/A         N/A            *     751,276          *

Van Kampen            Purchases into
American Capital      Van Kampen Growth
Trust Company         and Income Fund         11,012         N/A         N/A         N/A            *      11,012          *

Van Kampen            Sales from
American Capital      Van Kampen Growth
Trust Company         and Income Fund            N/A     283,393         N/A         N/A            *     283,393          *

Van Kampen            Purchases into
American Capital      Van Kampen
Trust Company         Reserve Fund            36,960         N/A         N/A         N/A            *      36,960          *

Van Kampen            Sales from
American Capital      Van Kampen
Trust Company         Reserve Fund               N/A     222,758         N/A         N/A            *     222,758          *

* Cost information in not presently available from the insurance company.

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE:  June 29, 1999                              AMERISAVE 401(K) PLAN
                                                  ---------------------
                                                     (Name of Plan)

                                      By:         /S/ ROBERT P. WYNN
                                                  --------------------------
                                                      Robert P. Wynn
                                                  Executive Vice President
                                                 and Chief Financial Officer

                                 EXHIBIT INDEX

EXHIBIT        DESCRIPTION
-------        -----------
  23           Independent Accountants Consent